# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 5C Lending Partners Corp., CIK 0001998387
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 11/07/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002069215

## Reporting persons
- Bergson Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 20,088; shared voting power 0; sole dispositive power 20,088; shared dispositive power 0; aggregate amount beneficially owned 20,088 (6.4% of the class)

## Item 1. Issuer
Name of issuer: 5C Lending Partners Corp.
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing: Bergson Investments Limited
Address of principal business office or, if none, residence: Floor 4, Liberation House, Castle Street, St Helier, Jersey JE1 4HH
Citizenship: Jersey, Channel Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 20,088
Percent of class: 6.4%
Sole power to vote or to direct the vote: 20,088
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 20,088
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bergson Investments Limited: /s/ Bruce Sinclair, Bruce Sinclair, Director of Beaumont (Directors) Limited (05/23/2025)
- Bergson Investments Limited: /s/ Laura Perkins, Laura Perkins, Director of Beaumont (Directors) Limited (05/23/2025)